UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2026

Jeffrey A. Lipson
President
HA Sustainable Infrastructure Capital, Inc.
One Park Place, Suite 200
Annapolis, MD 21401

Re: HA Sustainable Infrastructure Capital, Inc.
Registration Statement on Form S-4
Filed August 10, 2026
File No. 333-298187

Dear Jeffrey A. Lipson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Epstein